Contatta

www.linkedin.com/in/giorgio-
finaurini-ksenia-security (LinkedIn)
www.kseniasecurity.com
(Company)

Competenze principali

Microsoft Power BI
Microsoft Business Central
Marketing

Giorgio Finaurini

CEO & Founder Ksenia Security SpA
Grottammare, Marche, Italia

Riepilogo

Lavoro nel mondo della Sicurezza da inizio 2004 e nel 2010 sono
co-fondatore di Ksenia Security. Per anni mi sono occupato di
progettazione elettronica, per poi ampliare le mie responsabilità
nelle gestione del team di sviluppo e della parte operations. Nel
2020 accetto volentieri l'incarico di occuparmi della parte Marketing
e Vendite, contribuendo ogni giorno a guidare un team sempre più
ampio di persone entusiaste di aiutarmi nella crescita del nostro
marchio.

Esperienza

Ksenia Security S.p.A.
15 anni 4 mesi

Amministratore delegato
aprile 2024 - Present (1 anno 1 mese)
Ripatransone, Marche, Italia

Direttore marketing e vendite
luglio 2020 - maggio 2024 (3 anni 11 mesi)
Ripatransone, Marche, Italia

Director of Engineering And Operations
gennaio 2010 - luglio 2020 (10 anni 7 mesi)
Grottammare

Co-fondatore di Ksenia Security, mi sono occupato di far crescere il team di
r&s, tenendo fede ai valori aziendali: Design, Made in Italy, Ecosostenibilità
ed innovazione. Prima inconsciamente e poi con affiancamenti mirati abbiamo
introdotto in maniera strutturata una progettazione Agile con framework Scrum.
Allo stesso tempo avevo il compito di facilitare una progettazione volta alla
produzione in serie, coordinando le persone degli acquisti e della logistica e
pianificazione.

Bentel Security/ TYCO
Hw/Fw Engineer

febbraio 2004 - dicembre 2009 (5 anni 11 mesi)

La mia prima esperienza dopo la laurea, in cui ho avuto la possibilità di inserirmi in un team di R&S e mi sono stati affidati gli sviluppi di diversi prodotti in ambito di Sicurezza antiintrusione.

Formazione

Università Politecnica delle Marche

Engennering · (1998 - 2003)